City Holding Company Electronic EDGAR Proof

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Form Type: 8-K

Reporting Period / Event Date: 08/22/07

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
August 22, 2007



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Item 8.01 Other Events.

On August 22, 2007, City Holding Company (the "Company") announced that its Board of Directors had authorized the Company to buy back up to 1,000,000 of its common shares (the "Program") in open market transactions, in block trades or otherwise at prices that are accretive to the earnings per share of continuing shareholders. The Program, which has no time limit on the duration, permits management to commence or suspend purchases at any time or from time-to-time based upon market and business conditions and without prior notice.

Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company announcing the approval of the stock repurchase program and the declaration of the cash dividend.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued August 22, 2007

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>August 22, 2007</u>   **City Holding Company**

By: /s/ Charles R. Hageboeck
Charles R. Hageboeck
President & CEO

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Exhibit 99.1

NEWS RELEASE


For Immediate Release
August 22, 2007


For Further Information Contact:
Charles R. Hageboeck, President & CEO
(304) 769-1102

City Holding Company Announces Approval of Stock Repurchase Plan

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.5 billion bank holding company headquartered in Charleston, today announced that the board authorized the Company to buy back up to 1,000,000 of its common shares (approximately 6% of outstanding shares) in open market transactions, in block trades or otherwise at prices that are accretive to the earnings per share of continuing shareholders. Management may commence or suspend purchases at any time or from time-to-time based on market and business conditions and without prior notice. No time limit has been placed on the duration of the share repurchase program. As part of its authorization, the Company rescinded the previous share repurchase plan approved in December 2006. As of August 21, 2007, the Company had purchased in excess of 900,000 shares under the December 2006 plan.

"As of August 21, 2007, the Company was very well capitalized and capital continues to grow due to our exceptional earnings. As a result, we view this repurchase plan as part of an ongoing strategy to build value for our stockholders while maintaining appropriate capital levels," stated Charles R. Hageboeck, President & CEO.   The Company currently has 16.65 million outstanding common shares. Repurchase of the Company's stock is subject to availability of the stock and may be discontinued at any time."

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 68 branches across West Virginia, Eastern Kentucky and Southern Ohio.


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Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (12) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

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